Anthony McKiernan

Chief Financial Officer

MBIA Inc.

1 Manhattanville Road, Suite 301, Purchase, NY 10577

Tel. (914) 765-3611

Anthony.Mckiernan@mbia.com

www.mbia.com

December 4, 2018

VIA EDGAR

Ms. Christine Torney and Mr. Jim Rosenberg

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MBIA Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 1, 2018

File No. 001-09583

Dear Ms. Torney and Mr. Rosenberg:

Pursuant to our conversations with you and your colleagues, MBIA Inc. (“MBIA”, the “Company”, “we”, or “our”) is pleased to provide you with the attached documents. The materials chronicle the use of ABV as a measurement of value for the bond insurance industry, MBIA Inc.’s (our publicly traded holding company) transparency in excluding MBIA Insurance Corporation (“MBIA Corp.”) from ABV, and the support of the exclusion by equity market analysts. We have provided below a brief description of the attached materials, and would be happy to have a follow-up call with you and your colleagues to walk through the information. As we explained, the elimination of MBIA Corp.’s book value is an important exclusion to ABV as MBIA Corp.’s negative impact on consolidated GAAP book value will continue to increase (all things being equal) due to the accrued interest of the Surplus Notes at MBIA Corp., which neither MBIA Inc., nor MBIA’s subsidiaries other than MBIA Corp. are directly or indirectly obligated to pay. Given this fact, the Surplus Note interest accrual has no impact on MBIA Inc. shareholder value, which is reflected by MBIA Inc. and the market already attributing no value to MBIA Corp. We look forward to discussing any further questions you may have concerning our ABV metric with you.

Description of attached materials:

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MBIA’s letter to owners, dated March 24, 2015: The letter includes a statement referencing MBIA’s change of its ABV computation to exclude the ongoing effects of MBIA Corp., which was used for its fourth quarter 2014 reporting.

•	Equity research reports from BTIG and MKM Partners that pre-date MBIA’s change of ABV to exclude MBIA Corp.

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1/27/15 BTIG: “Weakness in MBI Shares Due to PREPA Exposure, Maybe… But Weakness Due to Zohar Makes No Sense” This report references an ABV multiple for MBIA Inc.’s common share price and a BTIG valuation of MBIA common shares based on the ABVs of National and the Advisory Services segments, and eliminates the ABVs of its Corporate and Wind-Down Operations segments (the latter of which is primarily MBIA Insurance Corp.) It also provides opinion that MBIA Insurance Corp.’s performance ought not to impact MBIA Inc.’s equity. The analyst, Mark Palmer, also points out that BTIG has “ascribed zero value [from MBIA Insurance Corp.’s] toward [BTIG’s] $12 price target, despite the fact that it has $8.45 in adjusted book value as of September 30 in MBI’s books”.

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2/23/15 MKM Partners: “Financial Guarantors Set to Report 4Q Results Beginning This Week”. This report includes an ABV multiple valuation for MBIA common shares based on the ABV of National and an estimate of the company’s net loss carryforward. It also includes a statement, “We once again expect MBIA to remind investors that the results of MBIA Insurance Corp have no economic impact on MBIA Inc. (the holding company) or National Public Finance following the changes made to the company’s debt covenants in late 2012.”

•	Equity research reports that were issued after MBIA’s change of ABV to exclude MBIA Corp.

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2/27/15 BTIG: “As MBI Readies 4Q14 Report, Investors Appear to Better Appreciate Zohar’s Lack of Impact on Valuation”. This report references an ABV multiple for MBIA Inc.’s common share price and a BTIG valuation of MBIA common shares based on the ABVs of National and the Advisory Services segments, and eliminates the ABVs of its Corporate and Wind-Down Operations segments (the latter of which is primarily MBIA Insurance Corp.) It also provides some follow up perspective from the 1/27/15 BTIG report (also attached), which states, “We have assigned zero value to [MBIA Insurance] Corp. since initiating coverage of the company in November 2011” and “…MBI in December 2012, executed a consent solicitation that removed the cross default between MBIA Insurance Corp… and the holding company…” and “We also pointed out that the value of MBI is derived from its municipal bond insurance portfolio and potential new business at National Public Finance Guarantee Corp…”

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3/3/15 MKM Partners: “Reports No Real Surprises; Changes ABV Presentation”. This report acknowledges MBIA’s change to the computation of ABV and provides a modified price target for MBIA shares based on a multiple of ABV that represents the ABVs of National and the new Corporate segment.

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4/17/15 BTIG: “Takeaways from Meeting with CFO Chuck Chaplin and National Public Finance Guarantee CEO Bill Fallon”. This report includes a valuation of MBIA common shares based on MBIA Inc.’s ABV as reported by MBIA Inc. (which excluded the GAAP book value of MBIA Corp.). It also provides some perspective regarding the financial relationship between MBIA Inc. and MBIA Corp. and supports the lack of impact that MBIA Corp. has on MBIA shareholders.

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5/12/15 BTIG: “MBI Posts 1Q15 Earnings Beat as Buybacks Bolster Adjusted Book Value; Raising PT to $13 (from $12)”. This report references a change to BTIG’s price target for MBIA shares that is based on a multiple of ABV that is consistent with MBIA’s computation of ABV. It also follows up on earlier opinions about the [in]significance of the performance of MBIA Insurance Corp. upon MBIA equity, which also includes statements from then MBIA CFO, Chuck Chaplin, indicating that support from MBIA Inc., if any, for MBIA Insurance Corp., “would be an investment-driven decision”.

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12/16/16 MKM Partners: “MBIA Shares Have Soared; Reiterating Buy Rating But Cutting Numbers”. This report references a price target increase for MBIA common shares (despite downward prospective earnings estimates) based on a multiple of ABV that is consistent with the MBIA’s computation of ABV.

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2/27/17 BTIG: “Barriers to Approval of Special Dividend, New Business Prospects in Focus as MBI Readies 4Q16 Report”. This report references a price target increase for MBIA common shares based on a multiple of ABV that is consistent with MBIA’s computation of ABV, which includes a further adjustment for estimated additional losses for National’s insured Puerto Rico debt. It also asks, “What is management’s current take on the likelihood that MBIA Insurance Corp. will eventually contribute in a positive way to the stock’s valuation?”

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3/2/17 MKM Partners: “MBIA Reports A Small Loss, But Not Meaningful; Still Waiting For A ‘Special Dividend’”. This report continues to reference a price target for MBIA common shares based on a multiple of ABV that is consistent with MBIA’s computation of ABV. It also references a reduction in earnings estimates (that had no impact on MKM’s price target for MBIA common shares) and includes a table of ABV results and estimates for MBIA that are consistent with MBIA’s computation of ABV.

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2/4/18 Keefe, Bruyette & Woods: “A Concentrated Play on Puerto Rico; Initiating Coverage”. This report, which initiates KBW’s coverage of MBIA, references MBIA share price in relation to ABV. It also states “while its other subsidiary, MBIA Insurance Corporation (MBIA Corp.), has negative equity, this is a legally separate entity which has no claim on the parent company.” It also states, “with the creation of National in 2009, MBIA Corp. became a separate legal entity with no claim on MBIA Inc. (the parent company). Given there are claims that are senior to the common stock (including those of surplus noteholders and MZ Funding creditors), we are assuming that any upside to MBIA Corp. will accrue to claimants that are senior to equity holders. We do not discuss the surplus notes or MZ Funding facility in more detail because they are separate liabilities of MBIA Corp.” Regarding valuation, it states, “While we normally use price-to-book multiples to value bond insurers, we look primarily at adjusted book value for MBI. Since the company is in runoff, earnings are not meaningful and instead the value of the company is better exhibited by the runoff value of the existing portfolio… Like other bond insurers, MBI adds the unearned premium reserve. The only adjustment that is different is the elimination of the negative book value in MBIA Corp. We think this adjustment is valid because MBIA Corp. has no claim on the equity of the parent company.” KBW also notes that it has decided to use the book value of MBIA Inc. and the present valuing of National’s estimated cash flows to assign a price target for MBIA’s common shares.

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11/7/18 BTIG: “Takeaways from 3Q18 Call Focused on Puerto Rico Debt Restructuring, Holdco’s Bolstered Liquidity”. BTIG’s price target for MBIA common shares continues to be a multiple of MBIA’s ABV that is consistent with MBIA’s computation of ABV, net of BTIG’s estimate of additional losses for National’s insured Puerto Rico debt.

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11/8/18 BTIG: Assured Guaranty Ltd. “Flash Note: Value-Creation Formula Continues to Work in 3Q18 as Buybacks Drive ABV Higher”. This report includes the statement, “Inasmuch as AGO shares are typically valued on ABV per share and generally trade on the day after an earnings release based on the direction of that metric, we expect the stock to trade nicely tomorrow.”

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11/12/18 MKM Partners: “Bond Insurers Weak On President Trump’s Comments”. This report shows price targets for AGO, AMBC and MBI that are all based on ABV. MKM’s estimate of MBIA’s ABV continues to be consistent with MBIA’s computation of ABV.

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Sincerely,

/s/ Anthony McKiernan

Anthony McKiernan

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